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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

NATURE'S SUNSHINE PRODUCTS, INC.
(Name of Subject Company (issuer))

NATURE'S SUNSHINE PRODUCTS, INC., as Offeror
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, WITHOUT PAR VALUE
(Title of Class of Securities)

639027101
(CUSIP Number of Class of Securities)

Craig D. Huff
Vice President of Finance, Treasurer,
Chief Financial Officer and Chief Accounting Officer
75 East 1700 South
Provo, Utah 84606
(801) 342-4300
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Justin P. Klein
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
(215) 665-8500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$16,500,000	$2,091

(1)
Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,000,000 shares of common stock at the maximum tender offer price of $16.50 per share.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: $2,091
  Form or Registration No.: Schedule TO
  Filing Party: Nature's Sunshine Products, Inc.
  Date Filed: October 27, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by Nature's Sunshine Products, Inc. (the "Company") on October 27, 2004, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 28, 2004, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 12, 2004 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 30, 2004 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase up to 1,000,000 shares of its outstanding common stock, no par value per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 4 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

        Item 11 of the Schedule TO is herby amended and supplemented by adding the following:

        The tender offer, expired at Midnight, New York City time, on Wednesday, November 24, 2004. Based on the final count by the depositary for the tender offer, 1,482,616.568 shares of the Company's common stock were tendered and not properly withdrawn at prices at or below $16.50 per share. The Company has accepted for purchase 1,000,000 shares and will promptly pay $16.50 per share in respect of each of the shares accepted for purchase. The Company has been informed by the depositary that the proration factor is 67.423340%, not including the "odd lot" shares properly tendered at or below the $16.50 purchased price, which will be purchased prior to proration.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATURE'S SUNSHINE PRODUCTS, INC.
By:	/s/ CRAIG HUFF
Name:	Craig Huff
Title:	Vice President of Finance, Treasurer, Chief Financial Officer and Chief Accounting Officer

Date: December 3, 2004

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  Item 11. Additional Information.
SIGNATURE